EXHIBIT 99.2

NEXGEN ENERGY LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2017

Dated November 7, 2017

GENERAL

This management's discussion and analysis ("MD&A") is management's interpretation of the results and financial condition of NexGen Energy Ltd. ("NexGen" or the "Company") for the three and nine months ended September 30, 2017 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2017 and the notes thereto (together, the "Interim Financial Statements") and other corporate filings including NexGen's annual information form for the year ended December 31, 2016 (the "AIF") dated March 31, 2017, all of which is available under the Company's profile on SEDAR at www.sedar.com.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information.  Please see the section, "Note Regarding Forward-Looking Information" for a discussion of the risks, uncertainties and assumptions used to develop the Company's forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards ("IFRS"), IsoEnergy Ltd.'s ("IsoEnergy") financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company's Board of Directors (the "Board") has been delegated the responsibility of reviewing and approving the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen's audited financial statements for the year ended December 31, 2016 (the "Annual Financial Statements"), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). Based on the nature of the Company's activities, both presentation and functional currency is Canadian dollars.

The Company's Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook 1 Project including the key assumptions, parameters and methods used to estimate the updated mineral resource and preliminary economic assessment ("PEA") set forth below, please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated September 14, 2017 ( the "Rook 1 PEA Technical Report") prepared by Jason Cox, David Robson, Mark Mathisen, David Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook 1 PEA Technical Report is available for review under the Company's profile on SEDAR  (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml).

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

OVERALL PERFORMANCE

Background

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as "Clermont Capital Inc.", a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange. On April 19, 2013, the Company completed its "qualifying transaction" and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to "NexGen Energy Ltd.".

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada.  NexGen's principal asset is its 100% interest in the Rook 1 project, an advanced exploration project in the Athabasca Basin, Saskatchewan (the "Rook 1 Project").

The Rook 1 Project is located in the southwest Athabasca Basin and is the location of the Company's Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017.  The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the "TSX") under the symbol "NXE" and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the "Subsidiaries"). The Company also holds 63.9% of the outstanding common shares of IsoEnergy, as of the date hereof.

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2017, the Company had cash and cash equivalents of $180,725,909 (December 31, 2016: $31,090,313; September 30, 2016: $89,267,191), short-term investments of $nil (December 31, 2016: $47,455,100; September 30, 2016: $nil), an accumulated deficit of $55,981,539 (December 31, 2016: $32,743,616; September 30, 2016: $18,104,475) and working capital of $174,309,931 (defined as current assets less accounts payable and accrued liabilities) (December 31, 2016: $77,176,523; September 30, 2016: $84,814,658).

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Corporate

On May 17, 2017, the Company commenced trading on the NYSE American LLC ("NYSE American") under the symbol "NXE", and its common shares ceased trading on the OTCQX as of the close of trading on May 16, 2017.

On July 21, 2017, the Company completed a private placement (the "Financing") of: (a) 24,146,424 common shares at a price of US$2.0707 per share, for gross proceeds of US$50 million (the "Placement Shares"); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the "2017 Debentures") with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the "Investors").

In connection with the Financing, the trust indenture entered into between Computershare Trust Company of Canada and the Company dated June 10, 2016 was amended and restated to: (i) extend the maturity date of the existing 7.5% unsecured convertible debentures (the "2016 Debentures") to match the maturity date of the 2017 Debentures; and (ii) revise certain other non-financial provisions of the 2016 Debentures, including the strategic alignment provisions described below.

An establishment fee consisting of 869,271 common shares, calculated as 3% of the aggregate principal amount of the 2017 Debentures at a deemed price of US$2.0707 per share, was paid to the Investors in connection with the Financing.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

The 2017 Debentures have a term of five years, maturing on July 22, 2022 (the "Maturity Date") and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, issuable at a price equal to the volume-weighted average trading price of the common shares calculated in US dollars on the exchange or market which has the greatest trading volume in the Company's common shares for the 20 consecutive trading days ("20-day VWAP") ending three trading days preceding the date such interest payment is due.

The 2017 Debentures are convertible at the holders' option, in whole or in part, into common shares at a conversion price (the "Conversion Price") of US$2.6919 per share. The Company may redeem the 2017 Debentures, in whole or in part, on or after July 21, 2020 and prior to the Maturity Date, at any time that the 20-day VWAP of the common shares on the applicable exchange or market exceeds 130% of the Conversion Price, at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date.

Upon completion of a change of control (which includes in the case of the Investors' right to require the Company to redeem the 2017 Debentures, a change in the Chief Executive Officer of the Company), the Investors of the 2017 Debentures may require the Company to redeem, or the Company has the right to redeem, any outstanding 2017 Debentures in cash at: (i) on or prior to July 21, 2020, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the Investors of the 2017 Debentures to convert the 2017 Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is either payable in cash or is payable in property or securities which the holders of the 2017 Debentures, in their sole discretion, wish to receive.

A "change of control" of the Company is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company's outstanding common shares; (ii) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company's management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company's management information circular.

In consideration for the increased investment in the Company pursuant to the Financing, the Company and the Investors entered into an investor rights agreement (the "Investor Rights Agreement") which provides for the following:

(a) for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed: (i) not to tender or agree to tender (or convert) the 2017 Debentures or the 2016 Debentures or any common shares then held to an unsolicited takeover bid, (ii) to exercise the votes attached to all common shares then held in respect of any change of control transaction, and deposit or tender such common shares, in accordance with the recommendation of the Board, (iii) to abstain or withhold votes in respect of any common shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any common shares they hold contrary to the recommendation of the Board;

(b) for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed to a standstill whereby they will, among other things, not acquire any securities of the Company or solicit proxies or otherwise attempt to influence the conduct of security holders of the Company;

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

(c) for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors are subject to restrictions on disposition applicable to any common shares they hold, consisting of giving prior notice to the Company of any proposed disposition (within a 30 day period) of more than 0.5% of the number of common shares then outstanding and either: (i) disposing of such common shares to specific willing investors identified by the Company within a seven-day period; or (ii) thereafter, disposing of such common shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Company within the seven-day period; and (d) for so long as the Investors hold at least 15% of the common shares (on a partially diluted basis), CEF Holdings Limited has the right to nominate one director to the Board.

Each of the foregoing covenants other than (d) shall terminate upon a completion of a Fundamental Change.  A Fundamental Change means the occurrence of any of the transactions involved or items (i), (ii) or (iii) of the definition of Change of Control set out above and a change in the Company's Chief Executive Officer.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk.  NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company's exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company's exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company's properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on its convertible debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the 2017 Debentures and 2016 Debentures, (collectively, the "Convertible Debentures")). Accordingly, the Company's future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company's most recent annual information form.

At maturity of the Convertible Debentures, the US$120 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen's audited Annual Financial Statements and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016:

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

	For the three months ended		For the six months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Operating expenses
Salaries, benefits and directors’ fees	$1,454,473	$496,018	$2,936,332	$1,927,492
Office and administrative	477,185	378,802	1,138,512	1,017,401
Professional fees	421,166	381,658	1,265,403	658,756
Travel	158,112	107,003	488,599	430,295
Depreciation	210,308	234,774	581,420	455,214
Share-based payments	1,293,734	1,078,427	5,034,528	4,513,895
Finance income	(448,744)	(51,883)	(756,790)	(194,530)
Interest expense	2,515,136	1,466,715	5,504,501	1,788,890
Mark to market loss (gain) on convertible debentures	(7,800,655)	(10,556,927)	4,084,122	(10,622,812)
Convertible debenture issuance costs	2,811,146	-	2,811,146	4,052,398
Foreign exchange loss (gain)	1,055,215	(859,001)	1,567,441	(1,931,920)

Loss (profit) from operations	$2,147,076	$(7,324,414)	$24,655,214	$2,095,079
Deferred income tax expense (recovery)	(95,885)	(72,199)	(24,610)	(72,199)
Loss (profit) and comprehensive loss (profit) for the period	$2,051,191	$(7,396,613)	$24,630,604	$2,022,880

Loss (profit) and comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.	$1,828,692	$(7,480,320)	$23,981,478	$1,918,983
Non-controlling interests in IsoEnergy Ltd.	222,499	83,707	649,126	103,897
Loss (profit) and comprehensive loss (profit) for the period	$2,051,191	$(7,396,613)	$24,630,604	$2,022,880

Loss (profit) per common share attributable to the Company’s common shareholders – basic and diluted	$0.01	$(0.02)	$0.08	$0.01

Weighted average number of common shares outstanding – basic and diluted	332,702,616	303,572,343	316,247,722	298,723,694

Three months ended September 30, 2017 vs three months ended September 30, 2016

In the three months ended September 30, 2017, NexGen incurred a net loss of $2,051,191 or $0.01 per common share, compared to a net profit of $7,396,613 or $0.02 per common share for the three months ended September 30, 2016.

Salaries, benefits and directors' fees increased from $496,018 in the three months ended September 30, 2016 to $1,454,473 in the three months ended September 30, 2017 mainly due to special bonuses and increase in directors' fees in the three months ended September 30, 2017.

Office and administrative costs increased from $378,802 in the three months ended September 30, 2016 to $477,185 in the three months ended September 30, 2017 mainly due to new regulatory filing fees associated with the NYSE American listing and new Saskatoon office rent in the three months ended September 30, 2017.

Professional fees increased from $381,658 in the three months ended September 30, 2016 to $421,166 in the three months ended September 30, 2017 due to increase in legal fees pertaining to various corporate operational matters and tax compliance fees relating to the Company's subsidiaries in the three months ended September 30, 2017.

Travel expenses increased from $107,003 in the three months ended September 30, 2016 to $158,112 in the three months ended September 30, 2017, primarily due to an increase in investor related travel and IsoEnergy's business development and general corporate activity in the three months ended September 30, 2017.

Depreciation decreased from $234,774 in the three months ended September 30, 2016 to $210,308 in the three months ended September 30, 2017 due to a decrease in the amortization of equipment.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) increased from $1,078,427 in the three months ended September 30, 2016 to $1,293,734 in the three months ended September 30, 2017. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. There were no stock options granted in the three months ended September 30, 2017.

Finance income increased from $51,883 in the three months ended September 30, 2016 to $448,744 in the three months ended September 30, 2017 mainly due to additional interest earned on cash received from the Financing in the three months ended September 30, 2017.

Interest expense increased from $1,466,715 in the three months ended September 30, 2016 to $2,515,136 in the three months ended September 30, 2017 due to interest paid and accrued for the full three months on the 2016 Debentures and for interest accrued on the new 2017 Debentures issued in the three months ended September 30, 2017, with the Convertible Debentures bearing interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a mark to market gain on Convertible Debentures of $7,800,655 during the three months ended September 30, 2017 as compared to a mark to market gain of $10,556,927 in the three months ended September 30, 2016. This mark to market gain results from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The gain was primarily the result of fluctuations in the Company's share price and foreign exchange rates.

Convertible debenture issuance costs of $2,811,146 were incurred in the three months ended September 30, 2017 compared to $nil in the three months ended September 30, 2016 due to the completion of the 2017 Debenture financing in the three months ended September 30, 2017. Transaction costs in respect of Convertible Debentures which are measured at fair value through profit or loss are recognized in the statement of loss (profit) and comprehensive loss (profit) as they are incurred.

The Company incurred a foreign exchange gain of $859,001 in the three months ended September 30, 2016 compared to a foreign exchange loss of $1,055,215 in the three months ended September 30, 2017. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on September 30, 2017.

A deferred income tax recovery of $95,885 was incurred in the three months ended September 30, 2017 as compared to $72,199 in the three months ended September 30, 2016. This relates to IsoEnergy's deferred income tax recovery on losses recognized in the period, offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the three months ended September 30, 2017.

Nine months ended September 30, 2017 vs nine months ended September 30, 2016

In the nine months ended September 30, 2017, NexGen incurred a net loss of $24,630,604 or $0.08 per common share, compared to a net loss of $2,022,880 or $0.01 per common share for the nine months ended September 30, 2016.

Salaries, benefits and directors' fees increased from $1,927,492 in the nine months ended September 30, 2016 to $2,936,332 in the nine months ended September 30, 2017 due to special bonuses, higher directors' fees and IsoEnergy salaries and directors' fees for the full nine-month period in the nine months ended September 30, 2017.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

Office and administrative costs increased from $1,017,401 in the nine months ended September 30, 2016 to $1,138,512 in the nine months ended September 30, 2017 mainly due to new regulatory filing fees associated with the NYSE American listing, new Saskatoon office rent and IsoEnergy office rent for the full nine-month period in the nine months ended September 30, 2017.

Professional fees increased from $658,756 in the nine months ended September 30, 2016 to $1,265,403 in the nine months ended September 30, 2017 mainly due to auditor and legal fees relating to the NYSE American listing, higher legal fees pertaining to corporate disclosure and operational matters, and a significant increase in directors and officers insurance premiums in the nine months ended September 30, 2017.

Travel expenses increased from $430,295 in the nine months ended September 30, 2016 to $488,599 in the nine months ended September 30, 2017 mainly due to higher investor related travel.

Depreciation increased from $455,214 in the nine months ended September 30, 2016 to $581,420 in the nine months ended September 30, 2017 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) increased from $4,513,895 in the nine months ended September 30, 2016 to $5,034,528 in the nine months ended September 30, 2017. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. There were no stock options granted in the nine months ended September 30, 2017.

Finance income increased from $194,530 in the nine months ended September 30, 2016 to $756,790 in the nine months ended September 30, 2017 mainly due to additional interest earned on cash received from the Financing, with interest being earned at higher annual interest rates in the nine months ended September 30, 2017.

Interest expense increased from $1,788,890 in the nine months ended September 30, 2016 to $5,504,501 in the nine months ended September 30, 2017. This increase is due to (i) 2016 Debenture interest incurred for the full nine months in the nine months ended September 30, 2017 as compared to interest accrued from the June 10, 2016 inception date in the nine months ended September 30, 2016; and (ii) 2017 Debenture interest incurred from the July 21, 2017 inception date in the nine months ended September 30, 2017 as compared to $nil in the nine months ended September 30, 2016.

The Company incurred a mark to market loss on the Convertible Debentures of $4,084,122 during the nine months ended September 30, 2017 as compared to a mark to market gain of $10,622,812 in the nine months ended September 30, 2016. Mark to market gains and losses result from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market loss for the nine months ended September 30, 2017 is due mainly to an increase in the Company's share price from $2.33 at December 31, 2016 to $2.77 at September 30, 2017 and the fluctuation in foreign exchange rates.

Convertible debenture issuance costs decreased from $4,052,398 in the nine months ended September 30, 2016 to $2,811,146 in the nine months ended September 30, 2017 due to the allocation of Financing issuance costs across the various securities issued in the nine months ended September 30, 2017. Transaction costs in respect of Convertible Debentures which are measured at fair value through profit or loss are recognized in the statement of loss (profit) and comprehensive loss (profit) as they are incurred.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

The Company incurred a foreign exchange gain of $1,931,920 in the nine months ended September 30, 2016 compared to a foreign exchange loss of $1,567,441 in the nine months ended September 30, 2017. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on September 30, 2017.

A deferred income tax recovery of $24,610 was incurred in the nine months ended September 30, 2017 as compared to $72,199 in the nine months ended September 30, 2016. This relates to IsoEnergy's deferred income tax recovery on losses recognized in the period, offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the nine months ended September 30, 2017.

Financial Position

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen's audited Annual Financial Statements and unaudited interim financial statements for the three months ended September 30, 2016:

	September 30, 2017	December 31, 2016	September 30, 2016

Exploration and evaluation assets	$142,339,673	$109,446,920	$100,759,844
Total assets	$328,444,240	$192,496,385	$194,433,790
Total current liabilities	$7,703,149	$2,428,124	$5,475,319
Total non-current liabilities	$148,265,764	$71,061,995	$63,624,338
Distributions or cash dividends declared per share	$-	$-	$-

Financial Position as at September 30, 2017 vs December 31, 2016

NexGen had cash and cash equivalents totaling $180,725,909 as at September 30, 2017 compared to $31,090,313 as at December 31, 2016. This increase in cash and cash equivalents was due to $75,294,000 of cash received from the issuance of the 2017 Debentures, $60,225,368 of cash received from private placements, $3,611,843 of cash received from stock option and warrant exercises, $47,455,100 of cash received from the redemption of short-term investments, $1,017,249 of cash received from IsoEnergy financings; offset by exploration and evaluation asset and equipment expenditures of $24,275,973 and $1,024,334, respectively, $2,025,450 of interest paid on the 2016 Debentures and $8,536,899 of cash used in operating activities.

Exploration and evaluation assets increased from $109,446,920 as at December 31, 2016 to $142,339,673 as at September 30, 2017 due to an increase in expenditures made on exploration and evaluation assets.

Current liabilities increased from $2,428,124 as at December 31, 2016 to $7,703,149 as at September 30, 2017. The majority of this increase is related to the timing of payments for exploration and evaluation expenditures and interest accruals for the Convertible Debentures.

Non-current liabilities increased from $71,061,995 as at December 31, 2016 to $148,265,764 as at September 30, 2017 due to the issuance of the 2017 Debentures and net increase in fair value of the Convertible Debentures resulting primarily from fluctuations in the Company's share price and foreign exchange rates since December 31, 2016.

DISCUSSION OF OPERATIONS

The Rook 1 Project

On January 23, 2017, the Company commenced a 35,000 metre winter drill program, using seven rigs. The objective of the 2017 winter drill program was to: (i) expand known mineralization at the Arrow deposit through continued step-out drilling; (ii) continue in-fill drilling at Arrow to decrease drill spacing to 25 metres by 25 metres; and (iii) assess high priority regional targets.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

On March 6, 2017, the Company announced the following updated mineral resource estimate on the Rook 1 Project having an effective date of December 20, 2016:

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
Indicated Mineral Resources
A2 High Grade	400,000	18.84	164,900,000
A2	790,000	0.84	14,500,000
Total	1,180,000	6.88	179,500,000
Inferred Mineral Resources
A1	860,000	0.76	14,300,000
A2 High Grade	30,000	12.72	8,600,000
A2	1,100,000	0.76	18,500,000
A3 High Grade	150,000	8.74	28,200,000
A3	1,460,000	1.16	37,300,000
A4	550,000	1.07	12,900,000
180 m SW	110,000	0.94	2,300,000
Total	4,250,000	1.30	122,100,000
Notes:
1.     CIM Definition Standards were followed for mineral resources.
2.     Mineral resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.     A minimum mining width of 1.0 m was used.
4.     Numbers may not add due to rounding.
The winter drill program was completed on May 2, 2017 with a total of 40,768.5 metres drilled and 64 completed holes.

Highlights of the 2017 winter drill program included the (i) continued confirmation of grade continuity in the A1, A2 and A3 shears with in-fill drilling; (ii) intersection of high-grade uranium mineralization in a step-out hole in the A3 shear akin to the mineralization intersected in the higher grade A2 sub-zone; (iii) intersection of broad zones of uranium mineralization including narrow zones of high grade mineralization in the A1 through A4 shears in widely spaced step-out holes both northeast and southwest of the Arrow deposit; and (iv) discovery of narrow zones of mineralization in the "gap area" southwest of the Arrow deposit.

On July 12, 2017, the Company commenced a 25,000 metre summer drill program using seven rigs which was subsequently expanded to 40,000 metres using eight rigs. The primary objectives of the 2017 summer drill program are to: (i) expand the inferred mineral resource through continued systematic step-out drilling around the current resource domains in the A1 through A4 shears; (ii) expand the indicated mineral resource in high impact areas of the high grade domains in the A3 shear through targeted in-fill drilling; and (iii) engage in development activities that include geotechnical, hydrogeological, metallurgical and environmental work.  As of the date hereof, 44,780.9 metres and 82 holes have been completed as part of this drill program.

The summer drill program resulted in the discovery of South Arrow, a new zone of "off-scale" radioactivity approximately 400 metres south of the Arrow deposit which remains open in all directions. The discovery is defined by multiple, stacked horizons of visible pitchblende mineralization with semi-massive to massive pitchblende veining measuring >61,000 cps intersected locally. It has been tested in eighteen drill holes with off-scale radioactivity occurring over a strike length of at least 240 metres. "Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120.

On July 31, 2017, the Company announced the results of the PEA in respect of the Arrow deposit which was based on the updated mineral resource estimate set forth above.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

PEA Financial Highlights
After-Tax Net Present Value (NPV8%)	CAD $3.49 Billion
After-Tax Internal Rate of Return (IRR)	56.7%
After-Tax Cash Payback	1.1 Years
Pre-production Capital Costs (CAPEX)	CAD $1.19 Billion
Average Annual Production (Years 1-5)	27.6 M lbs U3O8
Average Annual Production (Life of Mine)	18.5 M lbs U3O8
Mine Life	14.4 Years
Average Unit Operating Cost (Years 1-5)	CAD $5.53 (US $4.42)/lb U3O8
Average Unit Operating Cost (Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8
Uranium Price Assumption	USD $50/lb U3O8
Saskatcheqan Royalties (Life of Mine)	CAD $2.98 Billion
   Note: Exchange rate CAD$1 = USD$0.80.

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

On September 18, 2017, the Company issued 111,110 common shares for the acquisition of  the remaining 40% interest in the Dufferin Lake property ("Dufferin"). Dufferin comprises five contiguous mineral dispositions covering an area of 10,910 hectares and is located approximately 360 kilometres northwest of La Ronge, Saskatchewan.

The Company plans to continue exploring the Rook 1 Project while continuing with preliminary development activities.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company's properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof when due). Accordingly, the Company's future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under "Risk Factors".

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company's financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.
(Expressed in Canadian dollars)	2017 Sep 30	2017 Jun 30	2017 Mar 31	2016 Dec 31	2016 Sep 30	2016 Jun 30	2016 Mar 31	2015 Dec 31
Finance income	$ 448,744	$ 133,549	$ 174,497	$ 271,975	$ 51,883	$ 66,510	$ 76,137	$ 103,368
Loss (profit) for the period	$ 2,051,191	$ (3,127,153)	$ 25,706,568	$ 15,508,785	$ (7,396,613)	$ 7,826,461	$ 1,593,033	$ 1,729,410
Loss (profit) for the period attributable to common shareholders	$ 1,828,692	$ (3,324,392)	$ 25,477,182	$ 14,974,486	$ (7,480,320)	$ 7,806,271	$ 1,593,033	$ 1,729,410
Loss (profit) per common share attributable to common shareholders – basic and fully diluted	$ 0.01	$ (0.01)	$ 0.08	$ 0.05	$ (0.02)	$ 0.03	$ 0.01	$ 0.01

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration and evaluation of resource properties.

The significant fluctuations in loss (profit), particularly for the quarterly periods from September 30, 2016 to September 30, 2017, are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Convertible Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest revenue recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss (profit) per period has fluctuated depending on the Company's activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses.  As at September 30, 2017, the Company had an accumulated deficit of $55,981,539.

As at the date of this MD&A, the Company has approximately $175.8 million in cash and cash equivalents and approximately $6.5 million in current liabilities.  The Company's working capital balance as at the date of this MD&A is approximately $170.6 million.

On July 21, 2017, the Company completed the Financing raising total gross proceeds of US$110 million.

The Financing positions the Company to continue its planned exploration activities at the Rook 1 Project and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Convertible Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company's office in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

		(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Convertible debentures(1)	$191,100,000	$7,800,000	$15,600,000	$167,700,000	(3)	$-
Office leases(2)	979,447	367,910	593,102	18,435		-
Total contractual obligations	$192,079,447	$8,167,910	$16,193,102	$167,718,435		$-
(1)	Cash interest payments on 2016 and 2017 Debentures converted from US$ into C$ at a rate of 1.30.
(2)	Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy’s corporate head office.
(3)
This includes repayment of the US$120 million principal amount of 2016 and 2017 Debenturess which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).

On March 20, 2017, the Company signed a new lease agreement in respect of new office premises in Saskatoon. As a result, NexGen's obligations increased by $5,290 per month, for a term of three years. The Company continues to seek a tenant to sublet its existing Saskatoon office premises.

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities.  Even with the recent Financing, circumstances that could impair the Company's ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under "Risk Factors" in the Company's current annual information form and above under "Industry and Economic Factors that May Affect the Business".

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at September 30, 2017 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company's Board of Directors, corporate officers and related companies.

The aggregate remuneration attributed to key management personnel can be summarized as follows:
	For the nine months ended
	September 30, 2017	September 30, 2016
Short-term compensation(1)	$2,856,509	$1,905,920
Share-based payments (stock options)(2)	4,858,629	4,444,383
	$7,715,138	$6,350,303
Notes:
(1)
Short-term compensation to key management personnel for the nine months ended September 30, 2017 amounted to $2,856,509 (2016 - $1,905,920), of which $2,340,533 (2016 - $1,417,248) was expensed and included in salaries, benefits and directors' fees on the Company's statement of loss and comprehensive loss.  The remaining $515,976 (2016 - $488,672) was capitalized to exploration and evaluation assets.

(2)
Share-based payments to key management personnel for the nine months ended September 30, 2017 amounted to $4,858,629 (2016 - $4,444,383) of which $4,250,675 (2016 - $4,047,676) was expensed and $607,954 (2016 - $396,707) was capitalized to exploration and evaluation assets.

As at September 30, 2017, there was $nil (December 31, 2016 - $15,000) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of NxGold Ltd. ("NxGold") (formerly Lancaster Capital Corp.). During the period ended June 30, 2017, one of the Company's directors was appointed as a corporate officer of NxGold and two of the Company's directors were appointed as directors of NxGold.

On February 26, 2016, the Company issued 49,861 common shares to NxGold on the exercise of its option to acquire the remaining 25% interest in the Madison and 2Z properties held by NxGold.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares.  As at November 7, 2017, there were 338,617,020 common shares, 32,475,000 stock options and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017
	Number of Options	Number Exercisable	Exercise Price	Expiry Date

	3,600,000	3,600,000	$ 0.400	January 31, 2018
	1,450,000	1,450,000	$ 0.400	July 30, 2018
	250,000	250,000	$ 0.300	December 19, 2018
	2,625,000	2,625,000	$ 0.400	May 23, 2019
	750,000	750,000	$ 0.400	June 2, 2019
	4,550,000	4,550,000	$ 0.460	December 24, 2019
	4,200,000	4,200,000	$ 0.500	May 27, 2020
	500,000	500,000	$ 0.620	September 22, 2020
	4,575,000	3,050,000	$ 0.640	December 16, 2020
	250,000	166,667	$ 2.690	June 8, 2021
	5,275,000	3,516,666	$ 2.650	June 23, 2021
	500,000	166,667	$ 1.510	November 8, 2021
	3,550,000	1,183,333	$ 2.240	December 15, 2021
	150,000	50,000	$ 3.300	January 19, 2022
	250,000	83,334	$ 3.110	April 22, 2022
TOTAL	32,475,000	26,141,667

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is as follows:

(i) Impairment
At the end of each financial reporting period the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management's assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company's exploration and evaluation asset properties.

(ii) Share-based payments
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

(iii) Fair value of financial instruments
The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Convertible Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of these financial statements except for the following change in accounting policy:

Change in Accounting Policy

In the prior year, the proceeds allocated to the flow-through premium was recognized as "income on reduction of flow-through premium liability" in the consolidated statement of loss (profit) and comprehensive loss (profit) over the period that the flow-through proceeds were spent on eligible exploration expenditures.  Commencing January 1, 2017, this premium is measured on the same basis, however, it is recorded as a deferred tax benefit. The Company voluntarily changed this classification with a view to better present the results of the Company. The impact on the statement of loss (profit) and comprehensive loss (profit) and statement of cash flows for the three-month and nie-month periods ended September 30, 2016 is a $72,199 reclassification from income on reduction of flow-through premium liability to deferred income tax recovery.

Future Accounting Pronouncements:

The following standards have not been adopted by the Company and are being evaluated to determine their impact:

IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements.

IFRS 2 is an amended standard to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means.  Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

The properties in which the Company currently has an interest are in the exploration stage.  As such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled "Overall Performance", the Company completed a Financing raising gross proceeds of US$110 million in the nine-month period ended September 30, 2017.  In addition to holding sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity, the Company is investing the remaining funds from the Financing into short-term products offering the highest yields.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company's approach to capital management during the nine months ended September 30, 2017.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company's cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company's cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company's Convertible Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

The Company's risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable.  The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company's cash and cash equivalents on hand and short-
term investments are held at two financial institutions. Management believes the risk of loss to be remote. The Company's amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2017, NexGen had a cash and cash equivalents balance of $180,725,909 to settle current liabilities of $7,703,149.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short‑term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company's cash and cash equivalent balances as of September 30, 2017. The Company manages interest rate risk by maintaining an investment policy for short‑term investments held in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar.  The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount.  Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company's share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at September 30, 2017, the Company's Australian dollar net financial assets were AUD $10,055 and its US dollar net financial liabilities were US$91,330,350. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $9,507,142 change in loss (profit) and comprehensive loss (profit).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see "Risk Factors" in the Company's most recent annual information form and above under "Industry and Economic Factors that May Affect the Business".  These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company's non-current assets are located in Canada.

NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital.
Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.
Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2017

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and,accordingly, are subject to change after such date.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company's profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.